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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            CANADIAN 88 ENERGY CORP.

                                (Name of Issuer)

                          COMMON STOCK CLASS A - EQUITY

                         (Title of Class of Securities)

                                    13566G509
                                 (CUSIP Number)

                                WADE A. HOEFLING
                      C/O DUKE ENERGY HYDROCARBONS, L.L.C.
                           10777 WESTHEIMER, SUITE 650
                              HOUSTON, TEXAS 77042
                                 (713) 260-1800

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:
                                  T. MARK KELLY
                             VINSON & ELKINS L.L.P.
                              2300 FIRST CITY TOWER
                                   1001 FANNIN
                            HOUSTON, TEXAS 77002-6760
                                 (713) 758-2222

                                 March 24, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                         (Continued on following pages)




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

CUSIP NO.  13566G509

-------------------------------------------------------------------------------

 1   Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

     DUKE ENERGY CORPORATION; 560205520
-------------------------------------------------------------------------------
 2   Check the appropriate box if a member of a group*                 (a) [ ]
                                                                       (b) [X]
-------------------------------------------------------------------------------
 3   SEC use only
-------------------------------------------------------------------------------
 4   Source of Funds                                                      N/A
-------------------------------------------------------------------------------
 5   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                  [ ]
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization              NORTH CAROLINA,
                                                           UNITED STATES
-------------------------------------------------------------------------------
  Number of Shares Beneficially

     Owned by Each Reporting      7   Sole Voting Power                       0
                                 ----------------------------------------------
           Person With            8   Shared Voting Power*           25,792,700
                                 ----------------------------------------------
                                  9   Sole Dispositive Power                  0
                                 ----------------------------------------------
                                 10   Shared Dispositive Power*      25,792,700
                                 ----------------------------------------------



 11  Aggregate Amount Beneficially Owned by each Reporting Person**
                                                                     25,792,700
-------------------------------------------------------------------------------
 12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]
-------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)**                 19.6%
-------------------------------------------------------------------------------
 14  Type of Reporting Person                                               CO
-------------------------------------------------------------------------------


*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Includes (1) 24,412,500 shares purchased pursuant to the Subscription Agreement between the Issuer and Duke Energy Hydrocarbons, L.L.C., and (2) 1,380,200 shares purchased in the open market by DTMSI Management Ltd., an affiliate of Duke Energy Hydrocarbons, L.L.C., as agent for Duke Energy Hydrocarbons, L.L.C.

CUSIP NO.  13566G509

-------------------------------------------------------------------------------
 1   Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

     DUKE ENERGY MERCHANTS HOLDINGS, L.L.C.; 760612548
-------------------------------------------------------------------------------
 2   Check the appropriate box if a member of a group*                  (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3   SEC use only
-------------------------------------------------------------------------------
 4   Source of Funds                                                    N/A
------------------------------------------------------------------------------
 5   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  [ ]
-------------------------------------------------------------------------------
 6   Citizenship or Place of Organization            DELAWARE, UNITED STATES
-------------------------------------------------------------------------------

  Number of Shares Beneficially

     Owned by Each Reporting      7  Sole Voting Power                        0
                                 ----------------------------------------------
           Person With            8  Shared Voting Power*            25,792,700
                                 ----------------------------------------------
                                  9  Sole Dispositive Power                   0
                                 ----------------------------------------------
                                 10  Shared Dispositive Power*       25,792,700


-------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by each Reporting Person**
                                                                     25,792,700
-------------------------------------------------------------------------------
 12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]
-------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)**                 19.6%
-------------------------------------------------------------------------------
 14  Type of Reporting Person                                                OO
-------------------------------------------------------------------------------


*    The Reporting Person expressly disclaims (a) the existence of any group and
     (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Includes (1) 24,412,500 shares purchased pursuant to the Subscription Agreement between the Issuer and Duke Energy Hydrocarbons, L.L.C., and (2) 1,380,200 shares purchased in the open market by DTMSI Management Ltd., an affiliate of Duke Energy Hydrocarbons, L.L.C., as agent for Duke Energy Hydrocarbons, L.L.C.

CUSIP NO.  13566G509


-------------------------------------------------------------------------------
  1  Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

     DUKE ENERGY HYDROCARBONS, L.L.C.; 562140027
-------------------------------------------------------------------------------
  2  Check the appropriate box if a member of a group*                  (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
  3  SEC use only
-------------------------------------------------------------------------------
  4  Source of Funds                                                        WC
-------------------------------------------------------------------------------
  5  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     [ ]
-------------------------------------------------------------------------------
  6  Citizenship or Place of Organization        DELAWARE, UNITED STATES
-------------------------------------------------------------------------------

  Number of Shares Beneficially

     Owned by Each Reporting      7  Sole Voting Power                        0
                                 ----------------------------------------------
           Person With            8  Shared Voting Power*            25,792,700
                                 ----------------------------------------------
                                  9  Sole Dispositive Power                   0
                                 ----------------------------------------------
                                 10  Shared Dispositive Power*       25,792,700


-------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by each Reporting Person**
                                                                     25,792,700
-------------------------------------------------------------------------------
 12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]
-------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)**                 19.6%
-------------------------------------------------------------------------------
 14  Type of Reporting Person                                               OO
-------------------------------------------------------------------------------


*    The Reporting Person expressly disclaims the existence of any group.
** Includes (1) 24,412,500 shares purchased pursuant to the Subscription Agreement between the Issuer and Duke Energy Hydrocarbons, L.L.C., and (2) 1,380,200 shares purchased in the open market by DTMSI Management Ltd., an affiliate of Duke Energy Hydrocarbons, L.L.C., as agent for Duke Energy Hydrocarbons, L.L.C.

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CUSIP NO.  13566G509


ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D (this "Statement") relates is the Common Stock Class A - Equity (the "Common Shares"), of Canadian 88 Energy Corp., a corporation incorporated under the laws of Canada (the "Issuer"). The address of the Issuer's principal executive offices is 400 Third Avenue S.W., Suite 700, Calgary, Alberta, Canada T2P 4H2.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  Name of Persons Filing this Statement (the "Reporting Persons"):

          (1)  Duke Energy Corporation, a North Carolina corporation ("Duke");

          (2) Duke Energy Merchants Holdings, L.L.C., a Delaware limited liability company ("Merchants"); and

          (3) Duke Energy Hydrocarbons, L.L.C., a Delaware limited liability company ("DEH").

     (b)  The business addresses of the Reporting Persons:

          (1)  Duke Energy Corporation 526
               South Church Street Charlotte,
               North Carolina 28201-1006

          (2)  Duke Energy Merchants Holdings, L.L.C.
               10777 Westheimer, Suite
               650 Houston, Texas 77042

          (3)  Duke Energy Hydrocarbons, L.L.C.
               10777 Westheimer, Suite 650
               Houston, Texas 77042

     (c)  Present Principal Occupation or Employment of the Reporting Persons:

          (1) Duke Energy Corporation is an integrated energy and energy services provider with the ability to offer physical delivery and management of both electricity and natural gas throughout the U.S. and abroad.

          (2) Duke Energy Merchants Holdings, L.L.C. is an intermediate level holding company that invests directly and indirectly in other companies.


          (3) Duke Energy Hydrocarbons, L.L.C. invests in companies involved in oil and gas exploration and production companies.

         (d) The Reporting Persons identified in this Item 2 have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Persons identified in this Item 2 have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP NO.  13566G509


         (f) Each of the Reporting Persons identified in this Item 2 is a United States citizen.

3. ITEM SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         DEH obtained funds to purchase the Common Shares out of working capital.

4. ITEM PURPOSE OF THE TRANSACTION.

         DEH purchased the Common Shares described herein as a strategic investor and to form an ongoing alliance with the Issuer. As a result of the transactions described herein, Duke Energy Marketing Limited Partnership, an affiliate of DEH, will market the Issuer's natural gas production and seek to optimize the value of the Issuer's natural gas gathering and processing assets.

          Although DEH has no current intention of acquiring additional Common Shares or other securities of the Issuer, DEH intends to review continuously its position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, DEH may retain or from time to time increase its holdings or dispose of all or a portion of its holdings, subject to the terms and provisions of the Shareholders Agreement (as defined below) and any applicable legal restrictions on its ability to undertake such actions.

         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), DEH has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

5. ITEM INTEREST IN SECURITIES OF THE ISSUER.

     (a)

          (1) Duke, as the ultimate parent of DEH, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 25,792,700 Common Shares, which, based on the calculations made in accordance with Rule 13d-3 of the Exchange Act, and there being 131,706,640 Common Shares outstanding, represents 19.6% of the Common Shares outstanding.

          (2) Merchants, as the sole member of DEH, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 25,792,700 Common Shares, which, based on the calculations made in accordance with Rule 13d-3 of the Exchange Act, and there being 131,706,640 Common Shares outstanding, represents 19.6% of the Common Shares outstanding.

          (3) DEH is the beneficial owner of 25,972,700 Common Shares, which, based on the calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 131,706,640 Common Shares outstanding, represents 19.6% of the Common Shares outstanding. Of the 25,972,700 Common Shares beneficially owned by DEH, 24,412,500 Common Shares are owned of record. The remaining 1,380,200 Common Shares beneficially owned by DEH are owned of record by DTMSI Management Ltd., an affiliate of DEH.

         Duke and Merchants expressly disclaim (a) the existence of any group, and (b) beneficial ownership with respect to any Common Shares other than the Common Shares owned of record by them. DEH expressly disclaims the existence of any group.

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CUSIP NO.  13566G509



          (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

          (c) DTMSI Management Ltd. ("DTMSI"), an affiliate of DEH, acquired, as agent for DEH, an aggregate of 1,380,200 Common Shares through open market purchases on January 28, 2000 and January 31, 2000 at an average price of CDN $1.78 per Common Share. The funds for these purchases were provided to DTMSI by DEH. Except as set forth in this Item 5(c), none of the Reporting Persons have effected any transactions in the Issuer's Common Shares during the past 60 days.

          (d) The right to receive dividends on, and proceeds from the sale of, the Common Shares owned by DEH is governed by the limited liability company agreement of DEH, and such dividends or proceeds may be distributed in accordance therewith.

6. ITEM CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Subscription Agreement

         Pursuant to a Subscription Agreement between the Issuer and DEH (the "Subscription Agreement"), on March 24, 2000, the Issuer sold to DEH 24,412,500 Common Shares at a purchase price of CDN $2.00 per share, or an aggregate purchase price of CDN $ 48,825,000.00. The Subscription Agreement, a copy of which is filed herewith as Exhibit 10.1, is incorporated herein by reference.

Shareholders Agreement

         On March 24, 2000, the Issuer, DEH and Gregory S. Noval, an individual resident in Turner Valley, Alberta ("Noval") and former President and Chief Executive Officer of the Issuer, entered into a Shareholders' Agreement (the "Shareholders' Agreement"). Pursuant to the Shareholder's Agreement, the parties agreed to reconstitute the board of directors of the Issuer (the "Board"), and to restrict, subject to certain conditions, the ability of DEH and Noval to purchase additional securities of the Issuer or to engage in business combinations or related party transactions with the Issuer. In addition, the Shareholders Agreement grants DEH and Noval certain rights with respect to maintaining their current percentage ownership in the Issuer.

         Pursuant to the Shareholders' Agreement, the existing Board was reconstituted and the number of directors increased from eight to nine. Each of DEH and Noval have the right to nominate such number of candidates for election to the Board equal to the greater of (i) two, or (ii) the number (rounded to the nearest whole number) obtained by multiplying the total number of directors comprising the entire Board by the percentage of securities held by DEH and Noval, respectively, having the right to vote for the election of directors. The members of the Board other than those nominated by DEH and Noval are to be independent directors. DEH and Noval have agreed not to vote against or abstain from voting for, the election of the other party's nominees. The executive, audit and nominating committees will be comprised of three members of the Board, one of which shall be a nominee of each of DEH and Noval, with the remaining director being an independent director. The Shareholders' Agreement provides that the Board will not be further increased without consent of DEH and Noval.

         The Board, after giving effect to the provisions of the Shareholders' Agreement, will be comprised of James D. Raymond (Chairman), Gregory S. Noval, T.J. (Jake) Harp, John E. Panneton, John S. Burns, Donald R. Gardner, Joseph L. Pritchett, III, and Alfred R. Mitchell. Mr. Harp will not stand or be nominated for re-election and his term will expire at the next shareholders meeting. Mr. Harp's replacement will be agreed upon by DEH and Noval. Mr. Bradley C. Karp will be nominated at the next shareholders meeting as the ninth director. Messrs. Panneton, Burns, Gardner, Pritchett and Mr. Harp's replacement will be considered independent directors. Messrs. Karp and Mitchell will considered DEH nominees and Messrs. Raymond and Noval will be considered Noval nominees.

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CUSIP NO.  13566G509

         Under the terms of the Shareholders' Agreement DEH is generally prohibited from acquiring ownership or control of more than 25% of the securities of the Issuer having the right to vote for election of directors, including Common Shares, without the consent of a majority of independent directors. Noval also is generally prohibited from increasing his ownership or control of securities of the Issuer having the right to vote for election of directors, including Common Shares, to more than 15% without such consent. Notwithstanding the foregoing, DEH and Noval will each have the right to acquire additional securities of the Issuer, including Common Shares, in order to preserve their pro rata percentage ownership position. The Shareholders' Agreement also provides that each of DEH and Noval have mutual rights of first refusal, subject to various exceptions, in respect of any sale of their shares in the Issuer.

         The Shareholders' Agreement terminates on March 24, 2003 or by the mutual written consent of the Issuer, DEH, and Noval. The Shareholders' Agreement will terminate prior to March 24, 2003 with respect to DEH if DEH's percentage ownership is less than 5% of the outstanding securities of the Issuer. The Shareholders' Agreement will terminate prior to March 24, 2003 with respect to Noval if Noval's percentage ownership is less than 2% of the outstanding securities of the Issuer. The Shareholders' Agreement will terminate prior to March 24, 2003 with respect to both of DEH and Noval if the percentage ownership of DEH and Noval, respectively, is less than 5% and 2%.

         The foregoing description of the Shareholders Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed herewith as Exhibit 10.2 and is incorporated herein by reference.

Registration Rights Agreement

         At Closing, the Issuer and DEH entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which DEH has "demand" registration rights with respect to public offerings of the securities of the Issuer held by DEH, including Common Shares. Each such "demand" must be for a minimum of 2,000,000 shares, and DEH is entitled to no more than two such "demands" during any 12 month period. In addition, DEH has "piggyback" rights pursuant to which DEH is entitled to register the Common Shares or other securities it holds in connection with offerings of securities by the Issuer. DEH is also entitled to request the Issuer's assistance in the sale of the Issuer's securities, including Common Shares, held by DEH in private placements.

         The Issuer has the right to postpone the filing of such documents for a period not exceeding 120 days if the Board believes that such offering would have a material adverse effect on certain transactions of the Issuer, including material acquisitions or dispositions or any merger, or on any proposed public offering. Subject to applicable securities law, the expenses of such offering shall be borne by DEH and the Issuer in proportion to their respective relative proportion of the proceeds of such offering. The Issuer has also agreed to indemnify DEH in respect of certain liabilities which may arise in connection with any such offering.


         The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 10.3 and is incorporated herein by reference.

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CUSIP NO.  13566G509


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1: Subscription Agreement, dated as of March 14, 2000, between the Issuer and DEH, relating to the purchase and sale of Common Shares of Canadian 88 Energy Corp.

Exhibit 10.2: Shareholders' Agreement, dated as of March 24, 2000, between the Issuer, DEH and Greg S. Noval.

Exhibit 10.3: Registration Rights Agreement, dated as of March 24, 2000, between the Issuer and DEH.

Exhibit 99.1   Joint Filing Statement.






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CUSIP NO.  13566G509
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 3, 2000
                                       DUKE ENERGY CORPORATION

                                       By: /s/ EDWARD MARSH
                                          -------------------------------------
                                       Name:   Edward Marsh
                                               Assistant Secretary


                                       DUKE ENERGY MERCHANTS HOLDINGS, L.L.C.


                                       By: /s/ WADE A. HOEFLING
                                          -------------------------------------
                                       Name:   Wade A. Hoefling
                                               Senior Vice President


                                       DUKE ENERGY HYDROCARBONS, L.L.C.


                                       By: /s/ WADE A. HOEFLING
                                          -------------------------------------
                                       Name:   Wade A. Hoefling
                                               Senior Vice President





                                      S-1


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

                                  EXHIBIT INDEX
EXHIBIT
  NO.           DESCRIPTION
-------         -----------
 10.1           Subscription Agreement, dated as of March 17, 2000,
                between the Issuer and DEH, relating to the purchase and sale of Common Shares of Canadian 88 Energy Corp.*

 10.2 Registration Rights Agreement, dated as of March 24, 2000 between the Issuer and DEH.*

 10.3 Shareholder's Agreement, dated as of March 24, 2000, by and among the Issuer, DEH and Greg S. Noval.*

 99.1           Joint Filing Statement.*







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*    Filed herewith